PROSPECTUS SUPPLEMENT                       FILED PURSUANT TO RULE 24(b)(3)
(To Prospectus dated May 6, 1998)                Registration No. 333-50093


                             OAK INDUSTRIES INC.


              $100,000,000 Principal Amount of 4 7/8% Convertible
                         Subordinated Notes due 2008
                  (Interest payable March 1 and September 1)


           2,586,900 Shares of Common Stock of Oak Industries Inc.
          2,147,127 Shares of Common Stock of Corning Incorporated
                     ---------------------------------


     This document supplements the Prospectus dated May 6, 1998 relating to
(i) $100,000,000 aggregate principal amount of 4 7/8% Convertible Subordinated Notes due 2008 (the "Notes") of Oak Industries Inc., a Delaware corporation (the "Company"), and (ii) 2,586,900 shares of common stock, par value $.01 per share, (the "Common Stock") of the Company which are initially issuable upon conversion of the Notes plus such additional indeterminate number of shares of Common Stock as may become issuable upon conversion of the Notes as a result of adjustments to the conversion price (the "Shares"). The Notes and the Shares are being offered for the account of the holders thereof. The Notes were initially acquired from the Company by Donaldson, Lufkin and Jenrette Securities Corporation, Lehman Brothers and SG Cowen Securities Corporation in February 1998 in transactions exempt from the registration requirements of the Securities Act of 1933, as amended (the "Securities Act"). This Prospectus Supplement is incorporated by reference into the Prospectus, and all terms used herein shall have the meaning assigned to them in the Prospectus.

     On January 28, 2000, the Company completed its merger with Corning Incorporated ("Corning") pursuant to the Agreement and Plan of Merger (the "Merger Agreement") dated as of November 13, 1999 by and among Corning, Riesling Acquisition Corporation, a wholly owned subsidiary of Corning and
the Company.   Accordingly, on January 28, 2000, the Company became a
wholly-owned subsidiary of Corning, and each share of the Company's Common Stock was converted into the right to receive 0.83 shares of common stock of Corning. As a result, the aforementioned Notes are convertible into shares of Corning common stock and the aforementioned Shares have been converted into shares of Corning common stock.

     The common stock of Corning is traded under the symbol "GLW".
                    ----------------------------------


     SEE "RISK FACTORS" BEGINNING ON PAGE 4 OF THE ACCOMPANYING PROSPECTUS FOR A DESCRIPTION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY
PROSPECTIVE INVESTORS.
                    ----------------------------------


THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
 AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
      SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
        COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
             PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY
                           IS A CRIMINAL OFFENSE.
                    -----------------------------------


       The date of this Prospectus Supplement is April 10, 2000.


     The following table sets forth (i) the name of each Selling Securityholder and position, office or other material relationship, if any, with the Company within the past three years, (ii) the amount of Notes owned by each Selling Securityholder named herein as of the most recent date for which the Company obtained such information from such Selling Securityholder, (iii) the maximum amount of Notes which may be offered for the account of such Selling Securityholder under the Prospectus, (iv) the amount of Common Stock owned by each Selling Securityholder as of the most recent date for which the Company obtained such information from the respective Selling Securityholder, and (v) the number of Shares which may be offered for the account of such Selling Securityholder under the Prospectus.




                  Principal Amount  Principal Amount
Name of Selling       of Notes           of Notes        Shares       Shares Offered
Securityholder         Owned         Offered Hereby    Owned(1)(2)      Hereby(2)(3)
-------------     ----------------  ---------------    ----------     --------------

RCASF St. Mary's      $100,000          $100,000         2,147          2,147
  Cathedral (4)



(1) Includes the Shares of Corning common stock into which the Notes held by such Selling Securityholder are convertible at the Conversion Price.

(2) The Conversion Price and the number of Shares of Corning common stock issuable upon conversion of the Notes are subject to adjustment under certain circumstances. See "Description of Notes -- Conversion Rights." Accordingly, the number of Shares issuable upon conversion of the Notes may increase or decrease from time to time. Fractional shares will not be issued upon conversion of the Notes; rather, cash will be paid in lieu of fractional shares, if any.

(3)   Assumes that the full amount of Notes held by the Selling
Securityholder are converted into Shares at the Conversion Price and offered by such Shares by such Selling Securityholder pursuant to the Prospectus.

(4) RCASF St. Mary's Cathedral purchased $50,000 in principal amount of Notes from DLJ on February 20, 1998. On August 31, 1999, it purchased an additional $50,000 in principal amount of Notes from Immaculate Conception, which had initially purchased its interest from DLJ on February 20, 1998.



     Because the Selling Securityholders may, pursuant to the Prospectus, offer all or some portion of the Notes and Shares they presently hold or, with respect to Shares, have the right to acquire upon conversion of such Notes, no estimate can be given as to the amount or percentage of the Notes and Shares that will be held by the Selling Securityholders upon termination of any such sales. In addition, the Selling Securityholder identified above may have sold, transferred or otherwise disposed of all or a portion of its Notes and Shares since the date on which it provided the information regarding its Notes and Shares, in transactions exempt from the registration requirements of the Securities Act. See "Plan of Distribution." The Selling Securityholder may sell all, part or none of the Notes or Shares listed above.

     The Company may from time to time include additional Selling
Securityholders and information about such Selling Securityholders' plans of distribution in future supplements to the Prospectus.